# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HORNBECK OFFSHORE SERVICES, INC., CIK 0000866829
CUSIP: 42330P107
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 103 Northpark Boulevard, Suite 300, Covington, Louisiana (LA), 70433
Date of event which requires filing of this statement: 09/01/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001257391

## Reporting persons
- WHITEBOX ADVISORS LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 37,873,696; sole dispositive power 0; shared dispositive power 37,873,696; aggregate amount beneficially owned 37,873,696 (15% of the class)
- WHITEBOX GENERAL PARTNER LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 37,873,696; sole dispositive power 0; shared dispositive power 37,873,696; aggregate amount beneficially owned 37,873,696 (15% of the class)
- Whitebox Multi-Strategy Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 19,491,691; sole dispositive power 0; shared dispositive power 19,491,691; aggregate amount beneficially owned 19,491,691 (8.2% of the class)

## Item 1. Issuer
Name of issuer: HORNBECK OFFSHORE SERVICES, INC.
Address of issuer's principal executive offices: 103 Northpark Boulevard, Suite 300, Covington, Louisiana 70433

## Item 2. Person Filing
Name of person filing:
This statement is filed by:
(i) Whitebox Advisors LLC, a Delaware limited liability company ("WA");
(ii) Whitebox General Partner LLC, a Delaware limited liability company ("WGP"); and
(iii) Whitebox Multi-Strategy Partners, LP, a Cayman Islands exempted limited partnership ("WMP" and, together with WA and WGP, the "Reporting Persons").
Address of principal business office or, if none, residence:
The address of the business office of WA and WGP is:
3033 Excelsior Boulevard
Suite 500
Minneapolis, MN 55416

The address of the business office of WMP is:
Mourant Governance Services (Cayman) Limited
94 Solaris Avenue, Camana Bay
PO Box 1348
Grand Cayman, KY1-1108
Cayman Islands
Citizenship: WA and WGP are organized under the laws of the State of Delaware. WMP is organized under the laws of the Cayman Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the date hereof, each of WA and WGP is deemed to be the beneficial owner of 37,873,696 shares of Common Stock, as a result of WA's clients' ownership of (i) 8,239,303 shares of Common Stock and (ii) 29,634,393 shares of Common Stock underlying 2,885,061 warrants, each exercisable to purchase 10.27167 shares of Common Stock at $0.00001 per share (the "Jones Act Warrants"), subject to the Beneficial Ownership Limitation (defined below).

As of the date hereof, WMP may be deemed to be the beneficial owner of 19,491,691 shares of Common Stock, as a result of its ownership of (i) 3,002,569 shares of Common Stock and (ii) 16,489,122 shares of Common Stock underlying the Jones Act Warrants, subject to the Beneficial Ownership Limitation.

The Jones Act Warrants are subject to certain restrictions on ownership of the Issuer's capital stock by non-U.S. citizens, including a beneficial ownership limitation (the "Beneficial Ownership Limitation") that prevents any holder that cannot establish to the Issuer's reasonable satisfaction that it is a "U.S. Citizen" within the meaning of the U.S. citizenship and cabotage laws commonly referred to as the "Jones Act" (principally 46 U.S.C. Section 50501(a), (b), and (d) and 46 U.S.C. Chapters 121 and 551) from exercising the Jones Act Warrants to the extent that, after giving effect to the issuance of shares of Common Stock upon such exercise, the holder would beneficially own more than 4.9% of the shares of Common Stock outstanding.

Based solely on the application of the Beneficial Ownership Limitation to each of WA's clients individually, and based on 222,293,745 shares of Common Stock outstanding as of September 9, 2026, provided by the Issuer, the 2,885,061 Jones Act Warrants held by WA's clients' are currently exercisable for up to an aggregate 21,441,616 shares of Common Stock, including 1,605,301 Jones Act Warrants held by WMP that are currently exercisable for up to 8,296,345 shares of Common Stock.
Percent of class:
As of the date hereof, each of WA and WGP is deemed to beneficially own approximately 15.0% of the shares of Common Stock outstanding.

This percent of class was calculated based on the sum of (i) 222,293,745 shares of Common Stock outstanding as of September 9, 2026, provided by the Issuer, and (ii) 29,634,393 shares of Common Stock that WA and WGP have the right to acquire upon exercise of the Jones Act Warrants, subject to the Beneficial Ownership Limitation, which amount has been added to the shares of Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.

As of the date hereof, WMP is deemed to beneficially own approximately 8.2% of the shares of Common Stock outstanding.

This percent of class was calculated based on the sum of (i) 222,293,745 shares of Common Stock outstanding as of September 9, 2026, provided by the Issuer, and (ii) 16,489,122 shares of Common Stock that WMP has the right to acquire upon exercise of the Jones Act Warrants, subject to the Beneficial Ownership Limitation, which amount has been added to the shares of Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended. Subject to the Beneficial Ownership Limitation, the Jones Act Warrants held by WMP are currently exercisable for up to an aggregate 8,296,345 shares of Common Stock, such that WMP may currently be deemed to beneficially own approximately 4.9% of the shares of Common Stock outstanding.
Sole power to vote or to direct the vote:
WA and WGP: 0
WMP: 0
Shared power to vote or to direct the vote:
WA and WGP: 37,873,696
WMP: 19,491,691
Sole power to dispose or to direct the disposition:
WA and WGP: 0
WMP: 0
Shared power to dispose or to direct the disposition:
WA and WGP: 37,873,696
WMP: 19,491,691

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: WA's clients, including WMP, are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement, dated September 9, 2026, by and among the Reporting Persons

## Signatures
- WHITEBOX ADVISORS LLC: /s/ Muqu Karim, Muqu Karim, Chief Operating Officer & Chief Financial Officer (09/09/2026)
- WHITEBOX GENERAL PARTNER LLC: /s/ Muqu Karim, Muqu Karim, Authorized Signatory (09/09/2026)
- Whitebox Multi-Strategy Partners, LP: /s/ Muqu Karim, Muqu Karim, Authorized Signatory (09/09/2026)